Mainline Securities, LLC
**(A wholly-owned limited liability company of
Mainline Investment Partners, LLC)**

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm
December 31, 2021

Mainline Securities, LLC
**(A wholly-owned limited liability company of
Mainline Investment Partners, LLC)**

Statement of Financial Condition and Report of Independent Registered
Public Accounting Firm
December 31, 2021

Mainline Securities, LLC
(A wholly-owned limited liability company of
Mainline Investment Partners, LLC)

Contents

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
69544

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ____01/01/21____ AND ENDING ____12/31/21____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Mainline Securities, LLC___

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

308 East Lancaster Avenue, Suite 302

(No. and Street)

Wynnewood	PA	19096
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Adams	(610) 896-3057	JAdams@MainLineCo.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marcum LLP

(Name – if individual, state last, first, and middle name)

Nine Parkway North, Suite 200	Deerfield	IL	60015
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)
FOR OFFICIAL USE ONLY	

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___John Adams___ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Mainline Securities, LLC___ , as of ___December 31___ , 2 _021_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Commonwealth of Pennsylvania - Notary Seal
Deborah M Robinson, Notary Public
Montgomery County
My Commission Expires July 27, 2024
Commission Number 1375401

Signature:

Title:
Chief Financial Officer

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Mainline Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mainline Securities, LLC (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2021.

Marcum LLP

Deerfield, Illinois
February 3, 2022



Marcum LLP ▪ Nine Parkway North ▪ Suite 200 ▪ Deerfield, Illinois 60015 ▪ **Phone** 847.282.6300 ▪ **Fax** 847.282.6301 ▪ **www.marcumllp.com**

Financial Statement

Mainline Securities, LLC
(A wholly-owned limited liability company of
Mainline Investment Partners, LLC)

Statement of Financial Condition

December 31,		2021
Assets		
Cash	$	123,598
Prepaid expenses		25,291
Total Assets	$	148,889
Liabilities and Member's Capital		
Liabilities		
Due to affiliated entities	$	39,001
Accounts payable and accrued expenses		1,823
Total Liabilities		40,824
Member's Capital		108,065
Total Liabilities and Member's Capital	$	148,889

The accompanying notes are an integral part of this financial statement.

1. Organization

Mainline Securities, LLC ("Company") was established on August 18, 2014 and is organized under the laws of the state of Delaware. Effective March 28, 2016 the Company registered as a broker-dealer under the Securities Exchange Act of 1934, as amended. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly-owned by Mainline Investment Partners LLC ("MLIP" or "Member"). The primary business of the Company is to provide assistance in capital raises for private placement offerings and with selling of various financial insurance products.

2. Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies applied by management in the preparation of the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a single-member Limited Liability Company and is treated as a disregarded entity pursuant to Treasury Regulation 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company does not provide for income taxes under FASB ASC 740, "Income Taxes". The Company's taxable income is reported in the tax return of its single member, MLIP.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant in th jurisdictions where it is required to file income tax returns requiring recognition in the statement of financial condition. Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2021, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits.

The Company believes its tax status as a pass through entity would be sustained under Federal, state, or local income tax examination. The Company is subject to examination by taxing authorities in various jurisdictions. The open tax years subject to examination vary by jurisdiction but in general are the preceding three years. The Company is not currently under examination by any taxing authority.

Leases

The Company recognizes and measures leases in accordance with FASB ASC 842, *Leases*. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The Company will not record an operating ROU asset and corresponding lease liability for leases with an initial term of twelve months or less and recognizes lease expense for

these leases as incurred over the lease term. The Company does not have a public credit rating and as such used a corporate yield consistent with tenant underwriting for a commensurate company and term of its lease as its incremental borrowing rate in determining the present value of lease payments. Lease expense is recognized on a straight-line basis over the lease term. The Company's lease arrangement does not have lease and non-lease components which are accounted for separately.

3. Concentrations

Cash Balances

The Company maintains its cash in a bank account which, at times, may exceed federally insured limits. The Company mitigates this risk by only depositing funds with a major institution and has not experienced any losses from maintaining cash account balances in excess of federally insured limits.

4. Related Party Transactions

Office Sublease

The Company has entered into an office sublease agreement with its Member. Under the terms of the agreement, the annual sublease commenced on December 9, 2016 and will renew automatically for five successive one year periods unless either party gives written notice of termination. Effective October 1, 2021, the Member executed a new lease with its landlord effectively terminating the sublease agreement. The Company will reimburse its Member for their allocable portion of rent including their pro-rata share of taxes and operating expenses under the expense sharing agreement.

The following table summarizes the Company's operating lease information under the lease as of December 31, 2021:

For the Year Ended December 31, 2021		
Operating lease cost	$	6,230
Operating lease - operating cash flows	$	6,337
Remaining lease term		-
Discount rate		10%

Expense Sharing and Administrative Services Agreement

The Company has an expense sharing and administrative services agreement with its sole member, MLIP, Mainline Investment Advisers, LLC ("MLIA"), Merion Realty Advisers, LLC ("Merion"), and Mainline Private Wealth, LLC ("MLPW"). MLIP, MLIA, Merion, and MLPW are collectively referred to as "Mainline Provider Affiliates." Under the terms of the agreement, the Mainline Provider Affiliates employ personnel who provide services to the Company, including management oversight, back office, and similar support, or from time to time may fund certain other expenses related to the operations of the Company such as facility rental costs, computer and IT costs, among other, to the Company. During 2021, the Company incurred administrative fees to Mainline Provider Affiliates for amounts incurred under this agreement, $39,001 of which is payable as of December 31, 2021.

In addition, the Company incurred broker dealer insurance expense from its sole member, $12,825 of which is prepaid at year end. The Due to affiliated entities and prepaid expenses are detailed in the accompanying statement of financial condition.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum "net capital" and requires that the ratio of "aggregate indebtedness" to net capital, both as defined, shall not exceed 1500%. At December 31, 2021, the ratio was 49.32%. At December 31, 2021, the Company had net capital, as defined, of $82,774, which was $77,774 in excess of its required net capital of $5,000.